UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                 IA GLOBAL, INC.
                                 ---------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)

                                   44920E 10 4
                                   -----------
                                 (CUSIP Number)

                                 MICHAEL C. NING
                      27520 HAWTHORNE BOULEVARD, SUITE 290
                  ROLLING HILLS ESTATES, CA 90274 (310)328-8909
                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 3, 2008
                                  ------------
              Date of Event Which Requires Filing of This Statement

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13D-1(e), 13D-1(f) or 13D-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13D-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
________________________________________________________________________________

CUSIP NO. 44920E 10 4                                                     PAGE 2
________________________________________________________________________________

  1      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         MICHAEL C. NING ("Ning")
________________________________________________________________________________

  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [   ] (b) [ X ]
________________________________________________________________________________

  3      SEC USE ONLY
________________________________________________________________________________

  4      SOURCE OF FUNDS
         PF
________________________________________________________________________________

  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                       [   ]
________________________________________________________________________________

  6      CITIZENSHIP OR PLACE OF ORGANIZATION
         UNITED STATES OF AMERICA
________________________________________________________________________________

   NUMBER OF        7      SOLE VOTING POWER               31,000,000* SHARES
                    ____________________________________________________________
    SHARES

  BENEFICIALLY      8      SHARED VOTING POWER             0 SHARES
                    ____________________________________________________________
    OWNED BY

      EACH          9      SOLE DISPOSITIVE POWER          31,000,000* SHARES
                    ____________________________________________________________
   REPORTING

    PERSON          10     SHARED DISPOSITIVE POWER        0 SHARES
                    ____________________________________________________________
     WITH
________________________________________________________________________________

 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,000,000* SHARES
________________________________________________________________________________

 12      CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [   ]
________________________________________________________________________________

 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)       14.8%
________________________________________________________________________________

 14      TYPE OF REPORTING PERSON*
         IN
________________________________________________________________________________

* Includes 2,500,000 shares of common stock issuable upon exercise of warrants granted to Michael Ning in connection with the private placement completed on April 24, 2008 and May 8, 2008.

                                  SCHEDULE 13D
________________________________________________________________________________

CUSIP NO. 44920E 10 4                                                     PAGE 3
________________________________________________________________________________

  1      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         TAICOM SECURITIES CO LTD ("Taicom")
________________________________________________________________________________

  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [   ] (b) [ X ]
________________________________________________________________________________

  3      SEC USE ONLY
________________________________________________________________________________

  4      SOURCE OF FUNDS
         WC
________________________________________________________________________________

  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                       [   ]
________________________________________________________________________________

  6      CITIZENSHIP OR PLACE OF ORGANIZATION
         JAPAN
________________________________________________________________________________

   NUMBER OF        7      SOLE VOTING POWER               26,000,000 SHARES
                    ____________________________________________________________
    SHARES

  BENEFICIALLY      8      SHARED VOTING POWER             0 SHARES
                    ____________________________________________________________
    OWNED BY

      EACH          9      SOLE DISPOSITIVE POWER          26,000,000 SHARES
                    ____________________________________________________________
   REPORTING

    PERSON          10     SHARED DISPOSITIVE POWER        0 SHARES
                    ____________________________________________________________
     WITH
________________________________________________________________________________

 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         26,000,000 SHARES
________________________________________________________________________________

 12      CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [   ]
________________________________________________________________________________

 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)       12.4%
________________________________________________________________________________

 14      TYPE OF REPORTING PERSON*
         CO
________________________________________________________________________________

ITEM 1.  SECURITY AND ISSUER.

     This Schedule 13D ("13D") relates to the shares of common stock, par value $0.01 per share (the "Common Stock"), of IA Global, Inc., a Delaware corporation formerly known as Medium4.com, Inc. (the "Issuer"), whose principal executive office is located at 101 California Street, Suite 2450, San Francisco, California 94111. The principal executive officer is Derek Schneideman, Chief Executive Officer.

     This 13D gives notice of (i) 2,500,000 shares of common stock issued to Michael Ning in the private placement completed on April 24, 2008 and May 8, 2008; (ii) 2,500,000 shares of common stock issuable upon exercise of warrants granted to Michael Ning in connection with the private placement completed on April 24, 2008 and May 8, 2008; and (iii) 26,000,000 shares of our common stock issued to Taicom on June 3, 2008, related to the company's 20% equity investment in Taicom.

ITEM 2.  IDENTITY AND BACKGROUND.

     This 13D is being filed pursuant to Rule 13D-1(a) under the Securities Exchange Act of 1934, as amended (the "Exchange Act". jointly by Mr. Ning and Taicom. Mr. Ning is a citizen of the United States. Taicom is a Japanese corporation (each "Reporting Person" and together, the "Reporting Persons") is an "institutional investor" or an "accredited investor."

     Information with respect to each Reporting Person is given solely by such Reporting Person; no Reporting Person has the responsibility for the accuracy or completeness of the information supplied by any other Reporting Person; and each Reporting Person agrees that this statement is filed on behalf of such Reporting Person only. Although the Reporting Persons may be deemed to constitute a "group" for the purposes of Rule 13D-3 under the Exchange Act, the filing of this statement should not be deemed an admission that the Reporting Persons are a "group" for such purposes.

     Mr. Ning is Chairman of Taicom, President General Representative of Avalon Shonan Securities Co., Ltd., President & CEO of Arque Capital, Ltd., President & CEO of Arque & Co., Incorporated, and President & CEO of Arque Orion Winter Skies, Ltd. Mr. Katsunobu Yoshida is General Representative and President of Taicom.

     The principal business address of Mr. Ning is 27520 Hawthorne Boulevard, Suite 290, Rolling Hill Estates, CA 90274. The principal business address of Taicom is 2-2-7 Honmachi, Chuo-ku, Osaka 541-0053 Japan.

     During the last five years, neither of the Reporting Persons, nor, to the best of their knowledge, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). During the last five years, neither of the Reporting Persons, nor, to the best of their knowledge, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     See description to Item 4.

ITEM 4.  PURPOSE OF TRANSACTION.

     The Common Stock were acquired for, and are being held for, investment purposes.

     On April 24, 2008 and May 8, 2008, the Issuer sold 1,000,000 and 1,500,000, shares of our common stock, respectively, to Michael Ning for $200,000 and $300,000, respectively, or $.20 per share. In connection with the purchase of the common stock, on May 8, 2008, the Issuer issued warrants for a total of 5,000,000 shares of common stock to Mr. Ning. The warrants are exercisable at $.20 per share and expire on May 7, 2013. The Issuer agreed to register the shares and warrants within two months after approval by American Stock Exchange. The shares of common stock were issued to the accredited investors in a transaction that will be exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended ("Securities Act"), and/or Regulation D promulgated under the Securities Act. Mr. Ning used personal funds to acquire the shares of common stock.

     On June 3, 2008, the Issuer closed a 20% equity investment in Taicom, a Japanese securities firm. The transaction between the Issuer and Taicom was structured as a share exchange in which the Issuer issued 26,000,000 shares of its common stock at $.20 per share, the close price during the negotiations in exchange for 1,389,750 Class B Preferred Shares of Taicom. The parties agreed to value the transaction at $5,200,000.

Other

     The Reporting Persons may purchase additional shares of Common Stock from time to time depending upon price, market conditions, availability of funds, evaluation of other investment opportunities, and other factors. The Reporting Persons have no present intention to sell any shares of Common Stock, although any Reporting Person could determine from time to time, based upon the same factors listed above for purchases, to sell some or all of the shares of Common Stock held by such Reporting Person.

     The Reporting Persons do not have any plans or proposals that would result in any of the actions or transactions described in clauses (a)through (j) of
Item 4 of Schedule 13D, except as previously disclosed in this Schedule 13D, as amended, or as set forth above.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER.

Mr. Ning

     (a) As of June 3, 2008, Mr. Ning beneficially owned 2,500,000 shares of Common Stock individually and 2,500,000 warrants to purchase Common Stock of the Issuer. In addition, Mr. Ning beneficially partially owns 26,000,000 shares of Common Stock through his ownership of Taicom.

     Mr. Ning beneficially owned 14.8% of the Common Stock outstanding, based on total shares of Common Stock outstanding as of June 30, 2008 of 209,363,942.

     (b) As of June 3, 2008, Mr. Ning had sole voting power and sole dispositive power with respect to 2,500,000 shares of Common Stock individually and 2,500,000 warrants to purchase Common Stock of the Issuer. In addition, Mr. Ning had sole voting power and sole dispositive power with respect to 26,000,000 shares of Common Stock through his majority ownership of Taicom.

     (c) Mr. Ning has acquired 2,500,000 shares of Common Stock individually and 2,500,000 warrants to purchase Common Stock of the Issuer and 26,000,000 shares of Common Stock through his ownership of Taicom within the 60 days prior to the filing of this Schedule 13D.

     (d) Not applicable.

     (e) Not applicable.

Taicom

     (a) As of June 3, 2008, Taicom beneficially owns 26,000,000 shares of Common Stock through his ownership of Taicom.

     Taicom beneficially owned 12.4% of the Common Stock outstanding, based on total shares of Common Stock outstanding as of June 30, 2008 of 209,363,942.

     (b) As of June 3, 2008, Taicom had sole voting power and sole dispositive power with respect to 26,000,000 shares of Common Stock.

     (c) Taicom has acquired 26,000,000 shares of Common Stock within the 60 days prior to the filing of this Schedule 13D.

     (d) Not applicable.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Except as described herein, no Reporting Person nor any other person referred to in Item 2 herein, has any contract, arrangements understandings or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

     1. Subscription Agreement, dated April 24, 2008, by and between IA Global, Inc. and Michael Ning. (1)

     2. Subscription Agreement, dated May 8, 2008, by and between IA Global, Inc. and Michael Ning. (1)

     3. Form of Warrant, dated May 8, 2008, by and between IA Global, Inc. and Michael Ning. (1)

     4. Form of Warrant, dated May 8, 2008, by and between IA Global, Inc. and Michael Ning. (1)

     5. Share Exchange Agreement, dated June 3, 2008, by and between IA Global, Inc. and Taicom Securities Co Ltd. (2)

     6. Joint Filing Agreement, dated July 18, 2008, by and between Michael Ning and Taicom Securities Co Ltd. (3)

     (1) Filed as an exhibit to Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2008 and filed May 15, 2008, and incorporated herein by reference.

     (2) Filed as an exhibit to Registrant's Current Report on Form 8-K, dated June 3, 2008 and filed on June 5, 2008, and incorporated herein by reference.

     (3)  Filed herewith.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 18, 2008


                   MICHAEL C. NING

                   By:   /S/ MICHAEL C. NING
                         -------------------
                         Name:    MICHAEL C. NING


                   TAICOM SECURITIES CO LTD

                   By:   /S/ KATSUNOBU YOSHIDA
                         ---------------------
                         Name:    KATSUNOBU YOSHIDA
                         GENERAL REPRESENTATIVE AND PRESIDENT


            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

                             JOINT FILING AGREEMENT

         Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed on behalf of the undersigned with respect to the ownership of shares of Common Stock of TAICOM SECURITIES CO LTD.

         This agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Dated:  July 18, 2008             MICHAEL C. NING

                                  By:   /S/ MICHAEL C. NING
                                        -------------------
                                        Name:    MICHAEL C. NING


                                  TAICOM SECURITIES CO LTD

                                  By:   /S/ KATSUNOBU YOSHIDA
                                        ---------------------
                                        Name:    KATSUNOBU YOSHIDA
                                        GENERAL REPRESENTATIVE AND PRESIDENT